United States securities and exchange commission logo





                              February 22, 2021

       Ben Friedman
       Chief Financial Officer
       BOA Acquisition Corp.
       2600 Virginia Ave NW, Suite T23
       Washington, D.C. 20037

                                                        Re: BOA Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 17,
2021
                                                            File No. 333-252739

       Dear Mr. Friedman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       Amended Registration Statement on Form S-1

       Exhibit Index, page II-7

   1. We note that the form of warrant agreement filed as exhibit 4.4 provides that the company agrees that any action,
proceeding or claim against it arising out of or relating in any way to the agreement shall
be brought and enforced in the courts of the State of Delaware or the United States
District Court for the District of Delaware, and irrevocably submits to such jurisdiction,
which jurisdiction shall be exclusive.    We also note that the company
                                                        waives any objection to
such "exclusive" jurisdiction. If this provision requires investors in this offering to
bring any such action, proceeding or claim in the courts of the State of
                                                        Delaware or the United
States District Court for the District of Delaware, please disclose such provision in your
registration statement, and disclose whether this provision applies to actions arising
under the Securities Act or Exchange Act. If the provision applies to actions arising under
the Securities Act or Exchange Act, please also add related risk factor disclosure. If
this provision does not apply to actions arising under the Securities
                                                        Act or Exchange Act,
please also ensure that the provision in the warrant agreement states
 Ben Friedman
BOA Acquisition Corp.
February 22, 2021
Page 2
         this clearly.
       You may contact Andi Carpenter at 202-551-3645 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameBen Friedman                            Sincerely,
Comapany NameBOA Acquisition Corp.
                                                          Division of
Corporation Finance
February 22, 2021 Page 2                                  Office of
Manufacturing
FirstName LastName